UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2023

MOBILICOM LIMITED

Commission File Number 001-41427

(Translation of registrant’s name into English)

1 Rakefet Street

Shoham, Israel 6083705

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

CONTENTS

Mobilicom Ltd. (the “Company”) has been made aware that, on March 10, 2023, the California Department of Financial Protection and Innovation closed Silicon Valley Bank, Santa Clara, California (“SVB”) and appointed the Federal Deposit Insurance Corporation as receiver of the bank.

The Company does not hold any deposits or securities at SVB and has no accounts at SVB.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILICOM LIMITED

Date: March 13, 2023	By:	/s/ Oren Elkayam
		Name:	Oren Elkayam
		Title:	Chairman

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